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                             May 11, 2021

       Markus Renschler, M.D.
       President and Chief Executive Officer
       Cyteir Therapeutics, Inc.
       128 Spring St, Building A, Suite 510
       Lexington, MA 02421

                                                        Re: Cyteir
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 30,
2021
                                                            CIK No. 0001662244

       Dear Dr. Renschler:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 22, 2021 letter.

       Draft Registration Statement on Form S-1 Submitted April 30, 2021

       Prospectus Summary
       Our Programs, page 4

   1. We note your response to comment 6. To the extent the referenced studies were not powered to show
statistical significance, please disclose the implications of conducting testing and
presenting efficacy results where the study was not designed to be powered for
significance.
 Markus Renschler, M.D.
Cyteir Therapeutics, Inc.
May 11, 2021
Page 2
Management's discussion and analysis of financial condition and results of operations
Critical accounting policies and estimates
Stock-Based compensation, page 78

2. We note the disclosures you provided in response to comment 9. Please further expand this disclosure to state the market approaches used to estimate the enterprise value along with the nature of the material assumptions used within those methodologies. If more than one methodology is used, provide a discussion of the weighting of those methodologies.
Business
Intellectual Property, page 111

3. We note your revised disclosure in response to comment 10. Please revise to disclose for each material patent and patent application the type of patent protection granted or being requested (composition of matter, use, or process).
Principal stockholders, page 157

4. We note your response to comment 11. Please disclose in footnote 7, if true, that the investment and voting decisions for each of the Venrock Funds are made jointly by three or more individuals associated with those funds.
       You may contact Tracey Houser at 202-551-3736 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameMarkus Renschler, M.D.
                                                             Division of
Corporation Finance
Comapany NameCyteir Therapeutics, Inc.
                                                             Office of Life
Sciences
May 11, 2021 Page 2
cc:       Marc Rubenstein, Esq.
FirstName LastName